Exhibit 12

United Parcel Service, Inc. and Subsidiaries
Ratio of Earnings to Fixed Charges
(dollar amounts in millions)

	Year Ended December 31,
	2012	2011	2010	2009	2008
Earnings:
Income before income taxes	$974	$5,776	$5,290	$3,073	$1,252
Add: Interest expense	393	348	354	445	442
Add: Interest factor in rental expense	206	210	205	207	278
Total earnings	$1,573	$6,334	$5,849	$3,725	$1,972

Fixed charges:
Interest expense	$393	$348	$354	$445	$442
Interest capitalized	18	17	18	37	48
Interest factor in rental expense	206	210	205	207	278
Total fixed charges	$617	$575	$577	$689	$768

Ratio of earnings to fixed charges	2.5	11.0	10.1	5.4	2.6